FORM N-8F

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


   Application pursuant to Section 8(f) of the Investment Company Act of 1940,
    as amended (the "Act"), and Rule 8f-1 thereunder for Order Declaring that
                 Company Has Ceased to be an Investment Company.


I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  MERGER

     [X]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Texas Municipals Portfolio

3.   Securities and Exchange File No.: 811-7212

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X]   Initial Application               [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          The Eaton Vance Building, 255 State Street, Boston, MA 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
          Robert J. Toner, Esq., Eaton Vance Management, The Eaton Vance Building, 255 State Street, Boston, MA 02109 - (617) 598-8029

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
          Eaton Vance Management, The Eaton Vance Building, 255 State Street, Boston, MA 02109 - (617) 482-8260

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-3 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

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8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]   Open-end               [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
          New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
          Boston Management and Research, The Eaton Vance Building, 255 State Street, Boston, MA 02109

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
          Eaton Vance Distributors, Inc., The Eaton Vance Building, 255 State Street, Boston, MA 02109

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]   Yes               [X]   No

     If Yes, for each UIT state:
          Name(s):

          File No.: 811-____

          Business Address:

15.  (a) Did the fund obtain approval from the board of directors concerning the
         decision  to  engage  in  a   Merger,  Liquidation  or  Abandonment  of
         Registration?

         [X]   Yes               [ ]   No

         If Yes,  state the date on  which  the board vote  took place: June 18,
         2001

         If No, explain:

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     (b) Did the fund  obtain  approval  from the  shareholders  concerning  the
         decision   to  engage  in  a  Merger,  Liquidation  or  Abandonment  of
         Registration?

         [X]   Yes               [ ]   No

         If  Yes,  state  the date  on which  the  shareholder  vote took place:
         November 16, 2001

     If No, explain:


II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]   Yes               [ ]   No

     (a) If Yes,  list the  date(s) on which the fund made those  distributions:
         December 7, 2001

     (b) Were the distributions made on the basis of net assets?

         [X]   Yes               [ ]   No

     (c) Were the distributions made pro rata based on share ownership?

         [X]   Yes               [ ]   No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:
         Were any distributions to shareholders made in kind?

         [X]   Yes               [ ]   No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Eaton Vance Management and Boston Management and Research each owned less than 1%

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ]   Yes               [ ]   No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]   Yes               [ ]   No

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     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes               [X]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]   Yes               [X]   No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

     [ ]   Yes               [ ]   No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes                [X]   No

     If Yes,
     (a) Describe the type and amount of each debt or other liability;

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List  the  expenses   incurred  in  connection   with  the   Merger  or
         Liquidation:

         (i)   Legal expenses:      $ 11,173
                                    --------

         (ii)  Accounting expenses: $  4,500
                                    --------

         (iii) Other expenses (list and identify separately):
               Proxy Printing       $  3,010
                                    --------
               Solicitation         $  4,194
                                    --------
               Postage              $    544
                                    --------

          (iv) Total expenses (sum of lines (i)-(iii) above): $ 23,421
                                                              --------
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     (b) How were those expenses allocated? To Eaton Vance Texas Municipals Fund

     (c) Who paid those expenses? Eaton Vance Texas Municipals Fund, which was a "feeder" fund that invested all of its assets in Texas Municipals Portfolio, a "master" fund. The Portfolio obtained approval of the liquidation (and subsequent investment of its assets in National Municipals Portfolio, another registered investment company) by passing through voting rights to Fund shareholders.

     (d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]   Yes               [X]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]   Yes               [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]   Yes               [X]   No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

     (b) State the Investment  Company Act file number of the fund surviving the
         Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Texas Municipals Portfolio, (ii) he is the Secretary of Texas Municipals Portfolio, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                               /s/ Alan R. Dynner
                                               ---------------------------
February 4, 2002                               Alan R. Dynner, Esq.
                                               Secretary

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